November 27, 2018

VIA EDGAR

Office of Registration and Reports
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Old Westbury Funds, Inc.
File No. 811-07912

Ladies and Gentlemen:

On behalf of Old Westbury Funds, Inc. (the “Corporation”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1.	A copy of Endorsement No. 9 (the “Endorsement”) to the Investment Company Blanket Bond No. 81391855 (the “Bond”), extending the coverage of the Bond to the Old Westbury California Municipal Bond Fund and the Old Westbury New York Municipal Bond Fund, new series of the Corporation (the “New Funds”);

2.	A copy of the resolutions of the Board of Directors of the Corporation, including a majority of the Directors who are not interested persons, approving the amount, type, form, and coverage of the Bond, the portion of the premium to be paid by each series of the Corporation (each, a “Fund”), and allocation of premiums and recoveries under the Bond;

3.	A copy of the joint fidelity bond agreement concerning the allocation of premiums and recoveries under the Bond, as amended to include the New Funds; and

4.	A chart that shows for each Fund (i) each Fund’s Gross Assets, and (ii) the amount of the single insured bond that would have been provided and maintained had the Fund not been named as an insured under a joint insured bond.

The Bond was previously filed with the Commission on behalf of the Corporation, on October 24, 2018. The premium for the Bond, as amended by the Endorsement, was paid for the period commencing October 12, 2018 and ending October 12, 2019.

Please contact me at 302-791-4394 if you have any questions.

Sincerely,

/s/ Lisa M. King

Lisa M. King

Secretary

cc:	Brendan Fox, Esq.
Matthew A. Rizzi
Yvette M. Garcia
Nicola Knight

MARSH USA INC.
ATTN:	JOHN HAMPEL
3560 LENOX ROAD-STE 2400
ATLANTA, GA 30326

INSURED:	OLD WESTBURY FUNDS, INC.
PRODUCT:	DFIBond
POLICY NO:	81391855
TRANSACTION:	ENDT

FEDERAL INSURANCE COMPANY
Endorsement No:	9
Bond Number:	81391855
NAME OF ASSURED: OLD WESTBURY FUNDS, INC.

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
Old Westbury California Municipal Bond Fund
Old Westbury New York Municipal Bond Fund
This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2018.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 15, 2018

OLD WESTBURY FUNDS, INC.

I, Lisa M. King, do hereby certify that I am the Secretary of Old Westbury Funds, Inc. (the “Corporation”), a Maryland Corporation, and do further certify that the following preambles and resolutions were duly adopted by a unanimous vote at a meeting of the Board of Directors held on October 23, 2018:

Approval of Fidelity Bond Coverage

Adopted first by the Independent Directors voting alone, and then adopted by the entire Board:

WHEREAS, the Board of Directors of the Corporation authorized the appropriate Officers of the Corporation to obtain the fidelity bond covering, among others, officers and employees of the Corporation and the wholly-owned subsidiary of the Old Westbury Strategic Opportunities Fund, OWF Strategic Opportunities Fund Ltd., in accordance with the requirements of Rule 17g-1 under the 1940 Act, and in an amount no less than the current policy and at an aggregate premium acceptable to such Officers; and

WHEREAS, the Officers of the Corporation have determined that the premium for the fidelity bond is fair and appropriate;

NOW, THEREFORE, BE IT

RESOLVED, that having due consideration for the aggregate value of the funds and securities of each Fund to which each officer or employee of the Funds may, singly or jointly with others, have access, including, but not limited to, subscription payments for shares, either directly or through authority to draw upon such funds or to direct generally the disposition of such assets, the Board, including a majority of the Independent Directors of the Board, hereby approves the type and form of the joint fidelity bond to be maintained by the Corporation jointly with the Funds in accordance with the Investment Company Act and Rule 17g-1 thereunder, and hereby approves that said joint fidelity bond shall be in an amount at least equal to the sum of the total amount of coverage which each Fund would have been required to provide and maintain individually pursuant to the schedule contained in Rule 17g-1(d)(1), such amount to be monitored and determined on a continuous basis for each Fund by BIM and the Board hereby approves the amount of said joint fidelity bond so determined; and

FURTHER RESOLVED, that the Board approves the binding of the fidelity bond in an amount of $13,000,000 for a projected premium of $33,090; and

FURTHER RESOLVED, that the Board approves a premium allocation of 100% payable by the Funds for the joint fidelity bond; and

FURTHER RESOLVED, that the Board hereby approves the payment by each Fund of a portion of the total premium for the coverage of said joint fidelity bond, the amount of such portion to be in the proportion that the net assets of each Fund bear to the total net assets of all Funds, as of a date to be selected by BIM; and

FURTHER RESOLVED, that the Board hereby authorizes the officers of the Corporation to prepare and enter into agreements meeting the requirements of Rule 17g-1(f) under the Investment Company Act relating to joint insured bonds covering investment companies, in substantially the same form as the present agreement among the Funds; and

FURTHER RESOLVED, that the Board hereby designates the Secretary of the Fund or any Vice President or Assistant Secretary, as the officer who shall make all filings with the SEC and give all notices to the members of the Board of the Corporation which shall at any time be required by Rule 17g-1(g) under the Investment Company Act; and

FURTHER RESOLVED, that the Board hereby authorizes the Corporation to participate in said joint fidelity bond only so long as the Board, upon consideration of the matter no less frequently than annually, shall approve the form and amount of the joint fidelity bond, and the portion of the premium for said joint fidelity bond to be paid by the Fund; and

FURTHER RESOLVED, that the officers of the Corporation be, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolutions.

I further certify that the period for which premium on said bond has been paid is October 12, 2018 ending October 12, 2019.

Dated: November 27, 2018	/s/ Lisa M. King
Lisa M. King
Secretary

JOINT FIDELITY BOND AGREEMENT

WHEREAS, each series of Old Westbury Funds, Inc. Fund listed on the attached Appendix A (each a “Fund” and collectively, the “Funds”) is a management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

WHEREAS, each Fund is named in a joint fidelity blanket bond (the “Bond”) issued by the Federal Insurance Company; and whereas, the Funds which are so named in such Bond are required to enter into a Joint Fidelity Bond Agreement pursuant to Rule 17g-1(f) under the Investment Company Act;

NOW, THEREFORE, it is agreed that in the event a recovery is awarded under the Bond as a result of a loss sustained by one or more of the Funds named in such Bond, each Fund shall receive an equitable and proportionate share of the recovery, such amount being at least equal to the minimum amount as set forth in a single insured bond pursuant to Rule 17g-1(d)(1) of the Investment Company Act.

Dated: October 24, 2018

By:	/s/ Lisa M. King
Lisa M. King
Secretary

Appendix A

(As of October 24, 2018)

Old Westbury All Cap Core Fund

Old Westbury Large Cap Strategies Fund

Old Westbury All Cap ESG Fund

Old Westbury Small & Mid Cap Strategies Fund

Old Westbury Strategic Opportunities Fund

Old Westbury Fixed Income Fund

Old Westbury Municipal Bond Fund

AMENDED AND RESTATED APPENDIX A

THIS APPENDIX A, amended and restated effective December 1, 2018, is Appendix A to the Joint Fidelity Bond Agreement, dated October 24, 2018, by Old Westbury Funds, Inc.

Old Westbury All Cap Core Fund
Old Westbury Large Cap Strategies Fund
Old Westbury All Cap ESG Fund
Old Westbury Small & Mid Cap Strategies Fund
Old Westbury Strategic Opportunities Fund
Old Westbury Fixed Income Fund
Old Westbury Municipal Bond Fund
Old Westbury California Municipal Bond Fund
Old Westbury New York Municipal Bond Fund

OLD WESTBURY FUNDS, INC.

By: /s/ David W. Rossmiller
Name:	David W. Rossmiller
Title:	President

SEC Coverage Requirements Pursuant to Rule 17g -1

Series of Old Westbury Funds, Inc.	Gross Assets as of 10/31/2018 (in dollars)	Rule 17g-1 Required Minimum Bond (in dollars)

Old Westbury All Cap Core Fund	1,842,798,025	1,500,000
Old Westbury All Cap ESG Fund	30,034,396	300,000
Old Westbury Large Cap Strategies Fund	16,535,626,009	2,500,000
Old Westbury Small & Mid Cap Strategies Fund	6,236,510,298	2,500,000
Old Westbury Fixed Income Fund	869,370,865	1,000,000
Old Westbury Municipal Bond Fund	2,308,089,125	1,700,000
Old Westbury Strategic Opportunities Fund	5,858,751,351	2,500,000
Old Westbury California Municipal Bond Fund	0	50,000
Old Westbury New York Municipal Bond Fund	0	50,000
Total	33,681,180,069	12,100,000